UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                             -----------------------

                        BINDVIEW DEVELOPMENT CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    090327107
                                 (CUSIP Number)

                                 Peter L. Bloom
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 August 18, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 22 Pages

                                  SCHEDULE 13D

090327107                                                     Page 2 of 22 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,254,432
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,254,432

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,254,432

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%

14        TYPE OF REPORTING PERSON

          OO

                                  SCHEDULE 13D

090327107                                                     Page 3 of 22 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 44, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,254,432
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,254,432

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,254,432

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

090327107                                                     Page 4 of 22 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        1,254,432
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          1,254,432

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,254,432

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%

14        TYPE OF REPORTING PERSON

          PN

090327107                                                     Page 5 of 22 Pages

                         AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 4 to Schedule 13D (this "Amendment") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of August 3, 1996, as amended by Amendment No. 1 to Schedule 13D, dated as of August 10, 1998, Amendment No. 2, dated as of January 5, 1999, and Amendment No. 3 dated as of June 2, 1999, with respect to the shares of common stock, no par value per share (the "Common Stock"), of BindView Development Corporation, a Texas corporation (the "Company").

         Item 1. Security and Issuer.

         This Amendment relates to the shares of Common Stock of the Company. The address of the principal executive offices of the Company is 3355 West Alabama, Suite 1200, Houston, Texas, 77098.

         Item 2. Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows: This Amendment is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 44, L.P., a Delaware limited partnership ("GAP 44"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP and GAP 44, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 44 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, J. Michael Cline,

090327107                                                     Page 6 of 22 Pages

William O. Grabe, William E. Ford and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3. Source and Amount of Funds or Other Consideration.
                 Unchanged.

         Item 4. Purpose of Transaction.
                 Unchanged.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, GAP, GAP 44 and GAPCO each own of record no shares of Common Stock, 1,007,781 shares of Common Stock and 246,651 shares of Common Stock, respectively, or 0%, 4.4% and 1.1%, respectively, of the Company's issued and outstanding shares of Common Stock.

090327107                                                     Page 7 of 22 Pages

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 44, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 1,254,432 shares of Common Stock or 5.5% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,254,432 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) In July 1999 each of GAP 44 and GAPCO sold the following number of shares on the dates and for the aggregate proceeds listed below:

Reporting Persons           Date                    Shares Sold       Proceeds
-----------------           ----                    -----------       --------
GAP 44                      27-July-99                    8,297       $191,267
GAPCO                       27 July-99                  110,776     $2,553,664
GAP 44                      28-July-99                    3,754        $87,515
GAPCO                       28-July-99                    1,246        $29,047
                                                       --------        -------
                                Total                   124,073     $2,861,493
                                                        =======     ==========

         In addition, pursuant to the Purchase Agreement, dated August 18, 1999 (the "Purchase Agreement"), among CIBC World Markets Corp. ("CIBC"), GAP 44, GAPCO and JMI Equity Fund III, L.P., each of GAP 44 and GAPCO agreed to sell to CIBC, 1,007,781 and 246,651 shares of Common Stock, respectively, (collectively, the "Shares") at a price of $19.25 per share for an aggregate sale price of $19,399,784.25 and

090327107                                                     Page 8 of 22 Pages

$4,748,031.75, respectively. The shares of Common Stock sold by GAP 44 and GAPCO to CIBC were registered pursuant to an effective Registration Statement on Form S-3 (SEC File No. 333-84267) filed by the Company (the "Registration Statement"). The transaction was privately negotiated. A copy of the Purchase Agreement is attached hereto as Exhibit 1.

         (d) No person other than the persons listed is known to have the ight to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         In connection with the closing of the transaction contemplated by the Purchase Agreement, on August 11, 1999, each of GAP 44 and GAPCO entered into a Lock-Up Letter (the "Letters") with the Company pursuant to which, subject to the terms and conditions thereof, and to induce the Company to include the Shares in the Registration Statement, each of GAP 44 and GAPCO agreed not to sell or transfer its shares of Common Stock for one year following the effective date of the Registration Statement without the written consent of the Company. A copy of each Letter is attached hereto as Exhibit 2 and Exhibit 3, respectively.

         Item 7. Materials to be Filed as Exhibits.

         Exhibit 1: Purchase Agreement dated August 18, 1999.

         Exhibit 2: Lock-Up Letter, dated August 11, 1999 between the Company and GAP 44.

         Exhibit 3: Lock-Up Letter, dated August 11, 1999 between the Company and GAPCO.

090327107                                                     Page 9 of 22 Pages

         Exhibit 4: Joint Filing Agreement, relating the filing of joint.

         Exhibit 5: Power of Attorney dated December 30, 1998, appointing
                    Thomas J. Murphy Attorney-In-Fact for General Atlantic Partners, LLC.

         Exhibit 6: Power of Attorney dated December 30, 1998, appointing
                    Thomas J. Murphy Attorney-In-Fact for GAP Coinvestment Partners, L.P.

090327107                                                    Page 10 of 22 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 20, 1999.

                                    GENERAL ATLANTIC PARTNERS, LLC

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GENERAL ATLANTIC PARTNERS 44, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GAP COINVESTMENT PARTNERS, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact